04016341

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39058

RECEIVED MAR - 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Skandia Marketing, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Drive
(No. and Street)

Shelton, Connecticut 06484
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene S. Stark 973-367-7501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street Hartford, Connecticut 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eugene S. Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Skandia Marketing, Incorporated, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KATHLEEN A. CHAPMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SKANDIA MARKETING, INCORPORATED
(SEC ID No. 8-39058)

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2003 and
Report of Independent Auditors and Supplemental Report of
Independent Auditors on Internal Controls Required by SEC Rule 17a-5

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Index to Financial Statements and Supplemental Schedules

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder
of American Skandia Marketing, Incorporated:

In our opinion, the accompanying statement of financial position and the related statements of income, shareholder's equity and cash flows that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of American Skandia Marketing, Incorporated at December 31, 2003, and the results of its operations and its cash flows for the eight months ended December 31, 2003 and the four months ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2004

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Statement of Financial Position
December 31, 2003

ASSETS		
Cash and cash equivalents	$	18,080,774
Equity securities available for sale, at fair value (cost of $1,890 as of December 31, 2003)		2,835
Accounts receivable		3,514,435
Receivable from affiliates		339,376
TOTAL ASSETS	$	21,937,420
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	12,266,212
Payable to affiliates		341,954
Income taxes payable		1,356,719
Dividend payable to parent		1,000,000
TOTAL LIABILITIES		14,964,885
Shareholder's Equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		6,994,648
Retained deficit		(23,550)
Accumulated other comprehensive income		437
Total shareholder's equity		6,972,535
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	21,937,420

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Statements of Operations
Eight Months ended December 31, 2003
and Four Months Ended April 30, 2003

	Successor	Predecessor
	Eight months ended December 31, 2003	Four months ended April 30, 2003
REVENUES		
Commissions	$ 136,544,183	$ 46,005,910
Mutual fund fees and charges	15,548,783	7,225,823
Introducing broker/dealer revenue	4,912,588	2,123,442
Sale of 12b-1 fees	2,519,052	4,401,087
Investment income	59,261	43,267
Other income	98,497	35,348
Total revenues	159,682,364	59,834,877
EXPENSES		
Commissions	150,576,903	55,998,506
Introducing broker/dealer distribution costs	4,912,588	2,123,442
Distribution costs	351,854	227,280
Other expenses	7,855	235,274
Total expenses	155,849,200	58,584,502
Income from operations before income tax expense	3,833,164	1,250,375
Income tax expense	1,356,714	129,543
Net income	$ 2,476,450	$ 1,120,832

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Statements of Changes in Shareholder's Equity
Periods Ended December 31, 2003 and April 30, 2003

	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholder's equity
Balance, January 1, 2003 (Predecessor)	$ 1,000	$ 6,372,000	$ (36,566)	$ -	$ 6,336,434
Net income			1,120,832		1,120,832
Change in net unrealized investment gains, net of Reclassification adjustment and taxes				(911)	(911)
Balance, April 30, 2003	1,000	6,372,000	1,084,266	(911)	7,456,355
Acquisition purchase accounting Adjustments (See Note 6)		1,122,648	(1,084,266)	911	39,293
Balance, May 1, 2003 opening balance sheet (Successor)	1,000	7,494,648	-	-	7,495,648
Net income			2,476,450		2,476,450
Dividends paid to parent			(2,500,000)		(2,500,000)
Return of capital		(500,000)			(500,000)
Change in net unrealized investment gains, net of reclassification adjustment and taxes				437	437
Balance, December 31, 2003	$ 1,000	$ 6,994,648	$ (23,550)	$ 437	$ 6,972,535

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED

(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Statements of Cash Flows
Eight Months ended December 31, 2003
and Four Months Ended April 30, 2003

	Successor	Predecessor
	Eight months ended December 31, 2003	Four months ended April 30, 2003
Cash flow from operating activities:		
Net Income	$ 2,476,450	$ 1,120,832
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts receivable	(635,655)	18,285
(Increase) decrease in receivable from affiliates	(39,321)	(227,988)
Decrease in accrued investment income	11,145	2,447
Increase (decrease) in accounts payable and accrued liabilities	7,728,258	(4,708,659)
(Decrease) increase in payable to affiliates	(39,044)	(152,708)
Increase (decrease) in income tax payable	1,356,719	(227,956)
Net cash provided by operating activities	10,858,552	(4,175,747)
Cash flow from financing activities:		
Return of capital	(500,000)	-
Dividends paid to parent	(1,500,000)	-
Net cash used in financing activities	(2,000,000)	-
Net increase (decrease) in cash and cash equivalents	8,858,552	(4,175,747)
Cash and cash equivalents at beginning of period	9,222,222	13,397,969
Cash and cash equivalents at end of period	$ 18,080,774	$ 9,222,222
Income taxes paid	$ -	$ 426,594

See notes to financial statements.

1. ORGANIZATION AND OPERATION

American Skandia Marketing, Incorporated (the "Company"), with its principal offices in Shelton, Connecticut, is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"). On December 19, 2002, Skandia Insurance Company Ltd. (publ) ("SICL"), an insurance company organized under the laws of the Kingdom of Sweden, and the ultimate parent company of the Company prior to May 1, 2003, entered into a definitive purchase agreement with Prudential Financial, a New Jersey corporation, whereby Prudential Financial would acquire the Company and certain of its affiliates (the "Acquisition"). On May 1, 2003, the initial phase of the Acquisition was consummated. This included Prudential Financial acquiring 90% of Skandia U.S. Inc.'s ("SUSI"), an indirect parent of the Company, outstanding common stock. On September 9, 2003, Prudential Financial acquired the remaining 10% of SUSI's outstanding common stock for $165 million.

The Company is the principal underwriter and broker/dealer for Securities and Exchange Commission ("SEC") registered life and annuity products issued by an affiliated company, American Skandia Life Assurance Corporation ("ASLAC"). In addition, the Company is the principal underwriter and broker/dealer for SEC registered mutual funds ("ASAF funds") sponsored by an affiliated company, American Skandia Investment Services, Inc. ("ASISI"). Effective August 1, 2003, Prudential Investments Management Services LLC ("PIMS"), an affiliate, was appointed as a co-principal underwriter of the ASAF funds. Effective February 1, 2004, PIMS will be the sole distributor of the ASAF funds. The Company is registered with the SEC and is a member of the National Association of Securities Dealers as a broker/dealer in securities.

The financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Certain reclassifications have been made to prior year amounts to conform to the current year classification.

B. Revenue Recognition

Effective August 1, 2003, the Company terminated its agreements with third parties to sell its rights to future 12b-1 fees on certain mutual fund business which it underwrites. Prior to August 1, 2003, the Company recognized revenues amounting to approximately 6% of the value of the applicable mutual fund shares sold. These revenues were used to fund the acquisition costs associated with underwriting such business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effective August 1, 2003 the Company entered into an agreement with PIFM Holdco, Inc. ("PHI"), an affiliate, to sell a portion of its expected future monthly cash receipts, from 12b-1 and distribution fees and CDSC revenue, in exchange for cash. Sales under this agreement are without recourse. All subsequent payments to PHI are contingent upon the continued future receipt of 12b-1 and distribution fees and CDSC revenue by the Company.

The Company receives fees from ASISI to support the Company's obligations relating to its mutual fund sales and marketing activities. During the eight months ended December 31, 2003 and the four months ended April 30, 2003, the Company received $2,655,681 and $1,194,095, respectively, for these services. These amounts are recorded as a component of mutual fund fees and charges.

The Company receives commission revenue from ASLAC, which is subsequently paid as commission expense to broker/dealer organizations. The Company receives consideration from the mutual funds in the form of commissions (12b-1 fees) and front-end fee income.

The Company also receives fees from an investment firm for introducing certain investment trades to that firm. By agreement, the fees earned are used to reimburse ASLAC for certain distribution costs incurred by ASLAC.

C. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, and other debt issues with a maturity of three months or less when purchased.

D. Estimates

The preparation of financial statements in accordance with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

Effective with the acquisition of SUSI by Prudential Financial, the Company is a member of the Prudential Financial group of affiliated companies that join in filing a consolidated federal income tax return. Prior to the acquisition, the Company was included in the consolidated federal income tax return of SUSI. In addition, the Company and certain SUSI affiliates continue to join in the filing of a consolidated state income tax return.

3. INCOME TAXES (continued)

Pursuant to the Prudential Financial tax allocation arrangement, total federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

The components of income taxes for the eight months ended December 31, 2003 and the four months ended April 30, 2003 were as follows:

	Eight months ended December 31, 2003	Four months ended April 30, 2003
Current tax expense (benefit):		
Federal	$1,333,470	$206,791
State	23,244	(7,248)
Total current tax expense (benefit)	1,356,714	199,543
Deferred tax benefit:		
Federal	-	(70,000)
State	-	-
Total deferred tax benefit	-	(70,000)
Total income tax expense	$1,356,714	$129,543

The Company's income tax expense for the eight months ended December 31, 2003 and the four months ended April 30, 2003, differs from the amount computed by applying the expected federal income tax rate of 35% to income before income taxes due to the following reasons:

	Eight months ended December 31, 2003	Four months ended April 30, 2003
Expected federal income tax	$1,341,607	$437,631
Additional expense (benefit) resulting from:		
State taxes, net of federal benefit	15,107	(4,711)
Provision to return differences	-	(303,377)
Total income tax expense	$1,356,714	$129,543

The Company has no deferred tax assets or liabilities at December 31, 2003.

4. NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,754,329, which was $1,756,670 in excess of the $997,659 required. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 5.43 to 1.

5. RELATED PARTY TRANSACTIONS

The Company utilizes the services of officers and employees of ASLAC and affiliates and is not charged for these services, other than partial commissions and bonuses of the mutual fund wholesalers. For the eight months ended December 31, 2003 and the four months ended April 30, 2003, the charges to the Company were $371,274 and $601,701, respectively. Of the total charges, $325,491 and $482,220 is reported in Commissions for the eight months ended December 31, 2003 and the four months ended April 30, 2003, respectively. The Company received $136,544,183 and $46,005,910, in commission income from ASLAC for the eight months ended December 31, 2003 and the four months ended April 30, 2003, respectively.

See Note 2(B) for additional related party transactions.

6. PURCHASE PRICE

Prudential Financial's acquisition of SUSI was accounted for by applying the purchase method of accounting prescribed by Statement of Financial Accounting Standards No. 141. The purchase accounting adjustments have been "pushed-down" to the Company, as applicable. Accordingly, the assets and liabilities assumed of SUSI and its wholly owned subsidiaries, including the Company, were recorded at their fair values as of the date of acquisition. The allocation of the purchase price attributed to the Company at May 1, 2003, was as follows:

Total investments at market value	$ 1,890
Cash and cash equivalents	9,222,222
Other assets at fair value	3,190,474
Accounts payable and accrued expenses	(4,918,938)
Total purchase price	$ 7,495,648

7. CONTINGENCIES AND LITIGATION

Contingencies

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, we may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

The Company has received formal requests for information from the New York Attorney General's Office and the Securities and Exchange Commission, among others, in connection with its mutual fund and variable annuity businesses. The Company is cooperating with these inquiries and is conducting its own internal review.

It is possible that the results of operations or the cash flow of the Company in a particular period could be materially affected as a result of payments, if any, in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments, if any, in connection with these matters, after consideration of the indemnity coverage discussed further below, should not have a material adverse effect on the Company's financial position.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its businesses, including class actions and individual lawsuits. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, contact servicing and breach of fiduciary duties to customers. We are also subject to litigation arising out of our general business activities, such as our investments and third party contracts. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

In recent years, a number of annuity companies have been named as defendants in class action lawsuits relating to the use of variable annuities as funding vehicles for tax-qualified retirement accounts. The Company is currently a defendant in one lawsuit, a purported nationwide class action complaint, filed in the United States District Court for the Southern District of New York in December 2002, *Donovan v. American Skandia Life Ass. Corp. et. al.* The complaint alleges that the Company and certain of its affiliates violated federal securities laws in marketing variable annuities and seeks injunctive relief and compensatory damages in unspecified amounts. In July 2003, the court granted the Company's motion to dismiss the complaint with prejudice. In August 2003, Plaintiffs filed a notice of appeal of that decision with the United States Court of Appeals for the Second Circuit.

7. CONTINGENCIES AND LITIGATION (continued)

The Company is also a named defendant in two arbitrations brought before the National Association of Securities Dealers ("NASD"), *Mary Dolezal, et. al. v. American Skandia Marketing and Antoinette Bokros, et. al. v. American Skandia Marketing,* as well as a pending court action in Ohio, *Turner v. American Skandia Life Assurance Corp., et. al.* which cases all relate to the sales of variable annuities by representatives of O'Donnell Securites Corporation who were appointed with ASLAC to sell variable life and annuity products. The Company served as the distributing broker/dealer of these contracts. The cases allege that the variable annuities that were sold were unsuitable and that risks associated with the underlying investments were not fully disclosed. All claims against the Company are based on theories of agency. In the *Dolezel* matter claimants allege investment losses in the amount of $1,363,601 and have included claims for other unspecified compensatory and punitive damages. In *Bokros* losses are alleged to be in the amount of $2,350,249 and the Statement of Claim also includes claims for other unspecified compensatory and punitive damages. In *Turner* plaintiff requests compensatory and punitive damages in unspecified amounts.

The Company's parent and sole shareholder, American Skandia, Inc. ("ASI"), is currently a named defendant in a purported nationwide class action filed with the United States District Court for the Southern District of New York in December 2003, *Russo v. Invesco Advantage Health Science Fund, et. al.* ASI has not yet been served with this complaint. ASI is also a named defendant in a purported nationwide class action filed with the United States District Court for the Southern District of New York in December 2003, *Lowinger v. Invesco Advantage Health Science Fund, et. al.* ASI was served with this complaint in February, 2004. ASI is also a named defendant in a purported nationwide class action filed with the United States District Court for the Southern District of New York in January 2004, *Weinrib v. Invesco Funds Group, Inc., et. al.* ASI has not yet been served with this complaint. Each of these lawsuits alleges that ASI and others violated federal securities laws in connection with late trading and market timing activities and seeks remedies, including compensatory and punitive damages in unspecified amounts.

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of the indemnity coverage discussed further below, should not have a material adverse effect on the Company's financial position.

It should be noted that the judgments, settlements and expenses associated with many of these lawsuits, administrative and regulatory matters, including the complaints described above, may, after satisfaction of certain retention requirements, fall within the purview of SICL's indemnification obligations to Prudential Financial and its subsidiaries under the terms of the Acquisition. Those obligations of SICL provide for indemnification of certain judgments, settlements, and costs and expenses associated with lawsuits and other claims against the Company ("matters"), and apply only to matters, or groups of related matters, for which the costs and expenses exceed $25 thousand individually. Those obligations only apply to such costs and expenses that exceed $10 million in the aggregate, subject to reduction for insurance proceeds, certain accruals and any tax benefit applicable to such amounts, and those obligations do not apply to the extent that such aggregate exceeds $1 billion.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

Schedule I

December 31, 2003

Shareholder's equity	$	6,972,535
Non-allowable assets		(3,856,646)
Haircut on securities		(361,560)
Charge for Excess Deductible on Fidelity Bond		-
Net capital	$	2,754,329
Aggregate indebtedness	$	14,964,885
Net capital requirement under Rule 15c3-1 (6 2/3% of aggregate indebtedness)	$	997,659
Excess of net capital over minimum required	$	1,756,670
Ratio of aggregate indebtedness to net capital		5.43 to 1

There is no difference between the computation of net capital and net capital required as presented herein and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2003.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

Schedule II

December 31, 2003

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

Schedule III

December 31, 2003

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

To Board of Directors and Shareholder
of American Skandia Marketing, Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of American Skandia Marketing, Incorporated (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2004